UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in the form and purposes of article 157, Paragraph 4, of Law No. 6,404/1976, and CVM Resolution No. 44/2021, in continuity to the Material Fact disclosed on November 27th, 2024, hereby informs its shareholders and the market in general that it has entered, on this date, into a Self-Composition Agreement with the National Telecommunications Agency – ANATEL, the Federal Court of Accounts – TCU and the Federal Union through the Ministry of Communications for the Adaptation of Switched Fixed Telephone Service (STFC) Concession Contracts to Authorization Instruments, after discussing and addressing the imposed conditions (“Self-Composition Agreement”).

With the celebration of the Self-Composition Agreement, the migration from the Switched Fixed Telephone Service (STFC) regime to the Authorization regime may be concluded, which will be opportunely formalized through the signing of a Single Term of Authorization to be issued by Anatel.

São Paulo, December 16th, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Email: ir.br@telefonica.com

https:/ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 16, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director